SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2004

Telewest Communications plc

(Translation of Registrant’s Name into English)

Export House, Cawsey Way, Woking, Surrey, United Kingdom, GU21 6QX

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telewest Communications plc

Dated: March 24, 2004	By:	/s/ Clive Burns
	Name:	Clive Burns
	Title:	Company Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated 12 March 2004, regarding Telewest Communications plc 4th Quarter and Full Year Results 2003

Exhibit 99.1

12 March 2004

TELEWEST COMMUNICATIONS plc

4th QUARTER and FULL YEAR RESULTS 2003

Fourth Quarter and Full-Year Highlights (UK GAAP)

•	Net loss of £272m reduced from £2,231m in 2002

•	Group operating loss of £87m reduced from £1,852m in 2002

•	Group operating loss before exceptional items of £62m reduced from £241m in 2002

•	Generated £90 million net cash inflow before use of liquid resources and financing in 2003

•	Record Average Revenue per User of £44.42 per month or £533 annualised in Q4 2003

•	Over 450,000 broadband and 1 million digital subscribers as of 11 March 2004

•	Added 9,000 net household customers and 69,000 Revenue Generating Units in Q4 2003

London – Telewest Communications plc today reported financial results for the fourth quarter and the year ended 31 December 2003. Barry Elson, Acting Chief Executive Officer of Telewest Communications plc commented:

“Our fourth quarter and full year results demonstrate a year of solid performance leaving us with improved revenue and cash flow. As expected, our marketing and churn reduction efforts have improved customer growth across each of our consumer product lines. This customer growth has continued in the current quarter.

Broadband is our most successful product and fastest growing source of revenue. Broadband, bundled together with telephony and television, is proving popular and 17% of our customers now take the full “triple play”. This is helping to improve Average Revenue per User in our consumer sales division, which has risen to £44.42 per month in the fourth quarter of 2003.

Our focus on customer service and fault reduction has resulted in lower churn in both our telephony and television product lines as well as a significant improvement in overall household churn for our consumer sales division.

In addition, our business sales division is showing strong growth in revenues from data services and our content segment continues to demonstrate strong advertising revenue growth.

We expect that our focus on marketing and customer service, together with improved “triple play” penetration and continued growth in demand for broadband products will help us to continue to produce customer growth and good operating results over this year.”

Enquiries:	Investors
	Richard Williams	Head of investor relations	020 7299 5479
	Vani Gupta	Investor relations manager	020 7299 5353

Media
	Jane Hardman	Director of corporate communications	020 7299 5888
	Citigate Dewe Rogerson:	Anthony Carlisle	07973 611888
		Sue Pemberton	07779 572711

Restatement

As announced on 20 January 2004, we have determined the need to adjust the classification of certain debt previously reflected as non-current and to write off deferred issue costs as at 31 December 2002 relating to that debt. The effect on our 2002 accounts has been to reclassify £1.8 billion of debt from long-term to short-term debt and to increase interest expense by £13 million, £11 million of which is in respect of the write off of deferred issue costs and £2 million of which is in respect of additional interest relating to bonds in default at 31 December 2002. The full effect of the restatement is explained in note 1 on page 13.

OPERATING RESULTS

Comparison of Three-Month Periods ended 31 December 2002 and 2003

Except where otherwise stated in this section, all comparisons compare the three-month period ended 31 December 2002 to the three-month period ended 31 December 2003. All quarterly financial information is unaudited.

Total turnover (including our share of UKTV, our joint venture with the BBC) increased £27 million or 8% from £321 million to £348 million. £16 million of this increase was due to an exceptional provision against turnover made in the fourth quarter of 2002 as a result of a VAT and Duties Tribunal judgement in a dispute over the VAT status of our cable listings magazines.

Excluding this £16 million VAT exceptional item, total turnover (including our share of UKTV) increased £11 million or 3% from £337 million to £348 million. The increase primarily reflects modest growth in cable segment revenue of £3 million or 1% and growth in revenue in the content segment of £8 million or 19%, driven primarily by a 24% growth in advertising revenues and a 12% increase in subscription revenues.

Cable segment

Consumer sales division

Revenue (in £ millions)	Three months ended 31 Dec 2003	Three months ended 31 Dec 2002	Percentage increase/(decrease)
Cable television	80	81	(1)%

Consumer telephony	116	122	(5)%

Internet and other	34	7	386%

Total Consumer Sales Division	230	210	10%

Consumer sales division revenue increased 10% from £210 million to £230 million. £16 million of this increase was due to the VAT exceptional item explained above which was recorded in Internet and other revenue in the fourth quarter of 2002.

Overall consumer sales division’s Average Revenue Per User (“ARPU”) for the fourth quarter was up 6% to £44.42 reflecting price rises and increasing broadband and “triple play” penetration.

During the fourth quarter, customer growth continued and the number of household customers increased by 9,000. This is the second successive quarter of customer growth following a period of customer losses. We have returned to customer growth as a result of our bundled offers and more efficient marketing, whilst maintaining our focus on attracting profitable customers.

Growth was also helped by the reduction in quarterly annualised household churn from 15.7% in the fourth quarter of 2002 to 12.8% in the fourth quarter of 2003 as we continued to concentrate on improving customer service.

Cable television revenue

Cable television revenues fell £1 million to £80 million as a decrease in the average number of subscribers was partially offset by an increase in ARPU.

The number of TV subscribers rose by 14,000 in the fourth quarter of 2003 compared to losses of 11,000 in fourth quarter of 2002 as a result of successful marketing, particularly in product bundles. TV ARPU grew slightly to £21.16 from £20.61 in the fourth quarter of 2002 whilst churn has fallen to 15.2% from 19.6%.

At the year-end, 78% of our TV subscribers took our digital service compared with 66% at the end of 2002. As at 11 March 2004 we now have over one million digital subscribers. 92% of our network is upgraded for broadband and digital. In the Birmingham area, we have begun the upgrade of the first of the small remaining sections of our network that are unable to receive digital television or broadband.

Consumer telephony revenue

Consumer telephony revenues decreased by 5% to £116 million due primarily to the sale of our Indirect Access (“IDA”) telephony business in July 2003, the continued migration of dial-up internet subscribers to broadband and lower telephony usage.

The number of telephony subscribers increased by 8,000 in the fourth quarter compared to losses of 1,000 in the comparative period in 2002. Telephony ARPU per subscriber for the fourth quarter fell to £24.13 from £24.71 due to price reductions for calls to mobile telephones. Telephony churn fell significantly from 15.8% to 12.8% in the fourth quarter.

Internet and other revenue

Internet and other revenues, before the VAT exceptional item explained above, increased from £23 million to £34 million due to growth in the number of broadband internet subscribers.

The success of our broadband internet products was reflected in an acceleration of subscriber growth with net broadband additions of 47,000 in the fourth quarter. At the quarter end, we had 415,000 broadband subscribers. Growth has remained strong since the quarter end and as at 11 March 2004, we had 452,000 broadband subscribers of which 38,000 subscribed to our 1Mb service and 8,000 to our 2Mb service. 70% of broadband customers subscribe to the full ‘triple play’ and 94% to at least one other product.

We believe that we are the broadband market leader in our addressable areas – those areas of the country where consumers are able to receive our broadband internet services. We are attempting to strengthen our leadership position further by adding a new tier of broadband internet service at 256 Kb/s in order to broaden the range of customers we attract.

Broadband continues to prove successful in attracting new customers to Telewest. In the fourth quarter, 42% of broadband installations were for customers who were not existing customers of the Company.

Broadband ARPU for the fourth quarter of 2003 was £22.97 down from £23.71 as fees received from new subscribers for installations were spread over a greater installed subscriber base. Broadband churn at 13.1% was up from 12.6% in the fourth quarter of 2002, but was down from 14.7% in the third quarter of 2003.

Business sales division

The business sales division’s revenue was £67 million, down £1 million from £68 million. Within the business sales division, the shift in emphasis towards better margin and faster growing products has seen data revenues grow whilst in the business voice market, competitive pressures have remained strong, negatively impacting growth.

Content segment

Revenue (in £ millions)	Three months ended 31 Dec 2003	Three months ended 31 Dec 2002	Percentage increase/(decrease)
Programming, transactional and interactive revenues	32	27	19%
Share of joint ventures’ turnover (UKTV)	19	16	19%

Total Content segment	51	43	19%

Within the content segment, advertising revenues of £25 million (including our 50% share of UKTV) were up 24% in a flat overall market. The content segment grew its market share with a 3.9% share of the TV advertising market in the UK in the quarter, up from 3.8% in the corresponding period in 2002. Subscription revenues of £18 million (including our 50% share of UKTV) were up 12% due primarily to UK pay-TV growth.

Combined Cable and Content segments

Operating Costs and Expenses (in £ millions)	Three Months ended 31 Dec 2003 Before Except’l Items	Three Months ended 31 Dec 2003 Except’l Items	Three Months ended 31 Dec 2003 Total	Three Months ended 31 Dec 2002 Before Except’l Items	Three Months ended 31 Dec 2002 Except’l Items	Three Months ended 31 Dec 2002 Total	Inc/(Dec) %
Cable programming expenses	32	—	32	32	—	32	—
Cable telephony expenses	46	—	46	53	—	53	(13)%
Content segment cost of sales	27	—	27	22	—	22	23%
Depreciation of tangible fixed assets	116	—	116	123	87	210	(45)%
SG&A expenses	110	9	119	116	22	138	(14)%
Amortisation of goodwill and intangible assets	6	—	6	29	1,486	1,515	(100)%

Total operating costs	337	9	346	375	1,595	1,970	(82)%

Total operating costs were £346 million, down 82% from £1,970 million.

Total operating costs and expenses (excluding the exceptional SG&A expenses and impairment of goodwill and the charge against fixed assets in the fourth quarter of 2002, described below) decreased by £38 million or 10% from £375 million to £337 million.

Gross margin (Group revenue less cost of sales before deducting depreciation) increased from 67% to 68%, excluding the VAT exceptional item, with improvements in telephony margins and the growing number of high margin broadband subscribers offsetting declines in television margins. Telephony margins improved from 72% to 75% due to lower telephony interconnection costs and consumers migrating to higher margin unmetered packages. Television margins fell from 61% to 60% due to increases in the cost of premium programming.

Reflecting our continued focus on reducing costs, selling, general and administrative expenses (“SG&A”) decreased 5% to £110 million excluding exceptional items, due mainly to headcount reductions, lower redundancy costs and enhanced bad debt savings achieved through improved credit policies.

Including the impact of exceptional SG&A expenses, SG&A decreased by £19 million to £119 million, of which £13 million related to a reduction in exceptional legal and professional costs related to the Company’s Financial Restructuring.

During the fourth quarter of 2002, as a result of an impairment review of our network assets undertaken, we incurred exceptional charges of £1,486 million against goodwill and £87 million against fixed assets to reflect the impairment in value of goodwill arising on the core cable segment and content segment businesses and the carrying value of network assets. No such charges were incurred in the three-months ended 31 December 2003.

Group operating loss

Group operating loss was £17 million, down from £1,665 million. The movement resulted principally from the exceptional charges in the three-months ended 31 December 2002 of £1,486 million against goodwill and £87 million against fixed assets as explained above.

Group operating loss before exceptional items was £8 million, down 85% from £54 million.

Net profit/(loss)

Net profit/(loss) for the period decreased from a loss of £1,834 million to a profit of £62 million. The movement resulted principally from the exceptional charges in the three-months ended 31 December 2002 of £1,486 million against goodwill and £87 million against fixed assets as explained above.

Net profit/(loss) for the period before exceptional items and the impairment charges of goodwill and fixed assets described above, increased from a loss of £109 million to a profit of £79 million. The movement resulted principally from the recognition of £184 million in net foreign exchange gains on dollar denominated debt during the three-months ended 31 December 2003 as a result of the decreasing value of the dollar versus the pound sterling.

Comparison of Years Ended 31 December 2002 and 2003

Except where otherwise stated in this section, all comparisons compare 2003 to 2002.

Total turnover (including our share of UKTV) increased £30 million or 2% from £1,331 million to £1,361 million. £16 million of this increase was due to the exceptional VAT item explained above.

Cable segment

Consumer sales division

Revenue (in £ millions)	Year ended 31 Dec 2003	Year ended 31 Dec 2002	Percentage increase/(decrease)
Cable television	317	336	(6)%
Consumer telephony	470	495	(5)%
Internet and other	120	63	90%

Total Consumer Sales Division	907	894	1%

Consumer sales division revenue increased 1% from £894 million to £907 million in 2003.

Consumer sales division revenues, excluding the VAT exceptional item, increased marginally before the impact of the closure of Cable Guide, our TV listings magazine, in the fourth quarter of 2002 and the sale of our IDA telephony business in July 2003. Together, these two items accounted for a £10 million decline in revenue. Within the consumer sales division, excluding the exceptional item, strong broadband subscriber growth resulted in an increase in internet and other revenue of £41 million or 52%, offset by a decline in cable television revenue of £19 million or 6%, largely as a result of a reduction in the average number of subscribers, and a decrease in telephony revenue of £25 million or 5%, due to the sale of the IDA telephony business, the continued migration of dial-up internet subscribers to broadband and lower telephony usage.

Business sales division

The business sales division’s revenues grew 2% to £273 million for the year. The shift in emphasis during the year towards higher margin products with faster growing revenue streams have seen data revenues grow by 24% year-on-year to £61 million. Within the business voice market, competitive pressures have remained strong, impacting revenue growth.

Content segment

Revenue (in £ millions)	Year ended 31 Dec 2003	Year ended 31 Dec 2002	Percentage increase/(decrease)
Programming, transactional and interactive revenues	112	106	6%
Share of joint ventures’ turnover (UKTV)	69	64	8%

Total Content segment	181	170	6%

Content segment revenues totalled £181 million for the year. Revenues were up 6% on 2002 as strong growth in advertising offset the impact of the disposal of non-core businesses and the closure of ITV Digital.

Advertising revenues of £85 million (including our 50% share of UKTV) were up 17% in a flat overall market. The Content segment grew its market share with a 3.9% share of the TV advertising market in the UK in 2003, up from 3.4% in 2002.

Subscription revenues of £70 million (including our 50% share of UKTV) were up 7% due to UK pay-TV growth.

Combined Cable and Content segments

Operating Costs and Expenses (in £ millions)	2003 Before Except’l Items	2003 Except’l Items	2003 Total	2002 Before Except’l Items	2002 Except’l Items	2002 Total	% Inc/(Dec)
Cable programming expenses	125	—	125	128	—	128	(2)%
Cable telephony expenses	193	—	193	218	—	218	(11)%
Content segment cost of sales	81	—	81	70	—	70	16%
Depreciation of tangible fixed assets	471	—	471	490	87	577	(18)%
SG&A expenses	461	25	486	499	22	521	(7)%
Amortisation of goodwill and intangible assets	23	—	23	119	1,486	1,605	(99)%

Total operating costs	1,354	25	1,379	1,524	1,595	3,119	(56)%

Total operating costs were £1,379 million in 2003, down 56% from £3,119 million in 2002.

Total operating costs and expenses (excluding exceptional SG&A expenses and the impairment of goodwill and the charge against fixed assets in 2002, described below) decreased by £170 million or 11% from £1,524 million to £1,354 million. This reduction is principally due to the movements described below.

Gross margin (Group revenue less cost of sales before deducting depreciation) rose from 68% to 69% for the year, excluding the VAT exceptional item, with improvements in telephony margins and the growing number of high margin broadband subscribers offsetting declines in television margins. Telephony margins improved from 71% to 74% due to lower telephony interconnection costs and consumers migrating to higher margin unmetered packages. Television margins fell from 62% to 61% due to increases in the cost of premium programming.

Reflecting our continued focus on reducing costs, SG&A for the year, excluding exceptional items was down 8% to £461 million due mainly to headcount reductions, lower redundancy costs and enhanced bad debt savings achieved through improved credit policies. Including the impact of exceptional SG&A expenses, SG&A decreased by £35 million to £486 million.

During 2002, as a result of an impairment review of our network assets undertaken, we incurred exceptional charges of £1,486 million against goodwill and £87 million against fixed assets to reflect the impairment in value of goodwill arising on the core cable segment and content segment businesses and the carrying value of network assets. No such charges were incurred in 2003.

Group operating loss

Group operating loss in 2003 was £87 million, down from £1,852 million in 2002. The movement resulted principally from the exceptional charges in 2002 of £1,486 million against goodwill and £87 million against fixed assets as explained above.

Group operating loss before exceptional items in 2003 was £62 million, down 74% from £241 million in 2002.

Net loss

Net loss for the year decreased from a loss of £2,231 million to a loss of £272 million. The movement resulted principally from the exceptional charges in 2002 of £1,486 million against goodwill and £87 million against fixed assets as explained above.

Excluding these charges, as well as exceptional SG&A expenses, net loss for the year decreased 56% from a loss of £506 million to a loss of £225 million. The decrease resulted principally from £170 million lower operating costs and £52 million of higher net exchange gains on dollar denominated debt as a result of the decreasing value of the dollar versus the pound sterling.

Liquidity and Capital Resources

Net cash inflow before use of liquid resources and financing for the year was £90 million compared to an outflow of £271 million in 2002. The movement was principally due to a reduction of £137 million in interest paid, due to the Company’s decision to stop paying interest on its outstanding notes and debentures, and a reduction of £220 million in cash payments to acquire tangible fixed assets.

Capital expenditure, on an accruals basis, for the year ended 31 December 2003 declined by 53% on the prior year to £223 million, which represents 17% of Group turnover. The reduction was due mainly to improved utilisation of our network assets, falling electronic equipment prices and lower levels of customer acquisition, particularly in the first half of the year. We have included disclosure of capital expenditure in accordance with National Cable and Telecommunications Association guidelines in note 9.

As at 31 December 2003, net debt was £5,375 million. This consisted of £3,638 million of notes and debentures, including £352 million of unpaid accrued interest, £157 million of lease financing, £7 million in other loans and £2,000 million drawn down on our bank facility (“Senior Secured Facility”), offset by cash balances and term deposits of £427 million.

We are currently in default on our outstanding notes and debentures, certain of our finance leases and our bank facility. As a result of these defaults, the senior lenders under our bank facility and many of our other creditors have the right to accelerate obligations and demand immediate repayment. In current conditions, we have been able to continue to operate and meet our working capital needs as a direct result of the continued support of our creditors (in generally not calling defaults or accelerating their claims) and the Directors’ belief that a financial restructuring is likely to be implemented. Because we are not making current interest payments on our notes and debentures we have been able to finance our remaining working capital needs through available cash and cash generated by operations. However, we do not believe that our creditors will continue to forebear from declaring defaults if our financial restructuring is not implemented or it is not implemented in a timely manner.

Going Concern

The financial statements included in this press release have been prepared on a going concern basis and do not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. As previously announced, the Company is in discussions with its bondholders and other major stakeholders with regard to a financial restructuring of its balance sheet (the “Financial Restructuring”) as the Directors consider that the Company will not be able to meet all of its debts as they fall due. However, the Board of Directors has confidence in the successful conclusion of the Financial Restructuring (and any required amendments to the Senior Secured Facility) and, together with and on the basis of cash flow information that they have prepared, the Directors consider that the Group will continue to operate as a going concern for a period of at least 12 months from the date of issue of these financial statements. Any restructuring will require the approval of our bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

The Company’s auditors have indicated that based on their current understanding of the Group’s financial position their report will refer to a fundamental uncertainty on going concern. They have indicated that their audit report will not be qualified in this respect but in view of the significance, consider it should be brought to the attention of the shareholders.

The Financial Restructuring

We continue to vigorously pursue negotiations with our stakeholders over the completion of our Financial Restructuring and we contemplate completion of a restructuring late in the second quarter or early in the third quarter of 2004.

As disclosed in the registration statement of Telewest Global, Inc., (“Telewest Global”) filed with the US Securities and Exchange Commission, the terms of the restructuring as agreed with certain major stakeholders would result in:

•	the cancellation of all of the outstanding notes and debentures of the Company and its finance subsidiary in return for the distribution of 98.5% of the common stock of Telewest Global, and the distribution of the remaining 1.5% of Telewest Global’s common stock to our eligible shareholders;

•	the execution of an amended Senior Secured Facility;

•	the reorganisation of the Company’s corporate structure under Telewest Global, a holding company incorporated in Delaware; and

•	the cessation of dealings in the Company’s shares on the London Stock Exchange and the quotation of Telewest Global’s common stock on the Nasdaq National Market.

Successful completion of our Financial Restructuring remains subject to a number of conditions, including the approval of our creditors and our shareholders.

Some of the statements in this release constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or future financial performance, including, but not limited to, product introductions and innovation, meeting customer expectations, planned operational changes (including product improvements), liquidity, customer service improvements, that involve know and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These statements are predictions only.

There are a number of important factors that could cause our actual results and future development to differ materially from those expressed or implied by those forward-looking statements, including, but not limited to:

•	our ability to successfully conclude the restructuring of our balance sheet;

•	the extent to which we are able to compete with other providers of broadband internet services, including British Telecommunications plc;

•	the extent to which consumers regard cable telephony as an attractive alternative to telephony services provided by, for example British Telecommunications plc;

•	the extent to which we are able to successfully compete with mobile network operators;

•	the extent to which we are able to retain our current customers and attract new customers;

•	the extent to which we are able to migrate customers to additional products or services or to high-margin products or services;

•	the extent to which regulatory and competitive pressures in the UK telephony market continue to reduce prices;

•	our ability to develop and introduce attractive interactive and high-speed data services in a rapidly changing and highly competitive business environment;

•	our ability to penetrate markets and respond to changes or increases in competition;

•	our ability to compete against digital television service providers, including British Sky Broadcasting Group plc and Freeview, by increasing our digital customer base;

•	our ability to compete with other internet services providers;

•	our ability to have an impact on, or respond to, new or changed government regulations;

•	our ability to improve operating efficiencies, including through cost reductions;

•	our ability to maintain and upgrade our network in a cost-efficient and timely manner;

•	adverse changes in the price or availability of telephony interconnection or cable television programming; and

•	disruption in the supply of programming, services and equipment.

Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any of the forward-looking statements after the date of this release to conform them to actual results, whether as a result of new information, future events or otherwise. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption “Risk Factors” in the Registration Statement on Form S-4 (No. 333-110815) filed by Telewest Global, Inc. with the US Securities and Exchange Commission on January 20, 2004, which describe risks and factors that could cause results to differ materially from those projected in forward-looking statements.

Telewest Communications plc

UK GAAP

SUMMARISED AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER

	2003 Before Except’l Items £m	2003 Except’l Items (note 8) £m	2003 Total £m	2002 Before Except’l Items £m	2002 Except’l Items (note 8) £m	2002 Total Restated (note 1) £m
Turnover
Consumer Sales Division:
Cable television	317	—	317	336	—	336
Telephony	470	—	470	495	—	495
Internet and other	120	—	120	79	(16)	63

	907	—	907	910	(16)	894
Business Sales Division	273	—	273	267	—	267

Total Cable Segment	1,180	—	1,180	1,177	(16)	1,161
Content Segment
Programming, transactional and interactive revenues	112	—	112	106	—	106
Share of joint ventures’ turnover (UKTV)	69	—	69	64	—	64

Total Content Segment	181	—	181	170	—	170

Total Turnover	1,361	—	1,361	1,347	(16)	1,331
Less: share of joint ventures’ turnover (UKTV)	(69)	—	(69)	(64)	—	(64)

Group Turnover (note 2)	1,292	—	1,292	1,283	(16)	1,267
Total operating costs (note 3)	(1,354)	(25)	(1,379)	(1,524)	(1,595)	(3,119)

Group operating loss (note 2)	(62)	(25)	(87)	(241)	(1,611)	(1,852)
Share of operating profits of joint ventures	16	—	16	10	—	10
Share of operating losses of associated undertakings	(2)	—	(2)	(1)	—	(1)

Total operating loss	(48)	(25)	(73)	(232)	(1,611)	(1,843)
Profit on disposal of fixed assets	8	—	8	—	—	—
Profit on disposal of investments	1	—	1	36	—	36
Interest receivable and similar income (note 4)	292	—	292	309	—	309
Amounts written off investments	(1)	—	(1)	(47)	(70)	(117)
Interest payable and similar charges (note 5)	(481)	(22)	(503)	(572)	(44)	(616)

Loss on ordinary activities before taxation	(229)	(47)	(276)	(506)	(1,725)	(2,231)
Tax on loss on ordinary activities	4	—	4	(1)	—	(1)

Loss on ordinary activities after taxation	(225)	(47)	(272)	(507)	(1,725)	(2,232)
Minority interests	—	—	—	1	—	1

Loss for the financial year	(225)	(47)	(272)	(506)	(1,725)	(2,231)

Basic and diluted loss per ordinary share (pence)	(7.9)	(1.6)	(9.5)	(17.6)	(60.1)	(77.7)

The financial information presented above reflects the continuing operations of the business. The consolidated financial information set out on pages 10 to 15, has been prepared on a going concern basis, applying the accounting policies set out in Telewest’s Annual Financial Statements; the appropriateness of the going concern basis is discussed further on page 7. The audited consolidated financial information, set out on pages 10 to 15, does not constitute the Company’s statutory accounts for the years ended 31 December 2003 and 2002 but is derived from those accounts. Statutory accounts for 2002 were delivered to the Registrar of Companies following the Company’s Annual General Meeting on 12 June 2003. The auditors reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Telewest Communications plc

UK GAAP

SUMMARISED AUDITED CONSOLIDATED BALANCE SHEETS

AS AT 31 DECEMBER

	2003 £m		2002 £m
			Restated (note 1)
Fixed Assets
Intangible assets		148		157
Tangible assets		3,139		3,398
Investment in joint ventures:
Share of gross assets	50		45
Goodwill	227		241
Share of gross liabilities	(146)		(146)

	131		140
Loans to joint ventures	197		208

	328		348
Investments in associated undertakings and participating interests	2		8

Total investments		330		356

		3,617		3,911

Current assets
Stocks		27		28
Debtors		167		210
Secured cash deposits restricted for more than one year		13		12
Cash at bank and in hand (note 7)		427		390

		634		640
Creditors: amounts falling due within one year (includes convertible debt of £627m and £907m, respectively)		(6,252)		(6,203)

Net current liabilities		(5,618)		(5,563)

Total assets less current liabilities		(2,001)		(1,652)
Creditors: amounts falling due after more than one year		(75)		(152)
Minority interests		1		1

Net liabilities		(2,075)		(1,803)

Equity shareholders’ deficit		(2,075)		(1,803)

Telewest Communications plc

UK GAAP

SUMMARISED AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER

	2003 £m	2002 £m
Net cash inflow from operating activities (note 6)	447	391

Dividends received from associated undertakings	—	1

Returns on investments and servicing of finance
Interest received	13	7
Interest received from joint ventures	14	12
Interest paid	(150)	(287)
Dividend paid to minority interests in subsidiary undertaking	—	(1)
Interest element of finance lease payments	(18)	(18)

Net cash outflow from returns on investments and servicing of finance	(141)	(287)

Taxation – Consortium relief received in respect of UKTV	3	—

Capital expenditure
Purchase of tangible fixed assets	(228)	(448)
Sale of tangible fixed assets	—	1

Net cash outflow for capital expenditure	(228)	(447)

Acquisitions and disposals
Disposal of subsidiary undertakings	—	14
Disposal of associated undertakings	10	59
Investments in subsidiary undertakings	(1)	(2)

Net cash inflow from acquisitions and disposals	9	71

Net cash inflow/(outflow) before use of liquid resources and financing	90	(271)
Management of liquid resources
Net increase in term deposits (note 7)	(39)	(237)
Net (increase)/decrease in secured deposits (note 7)	(1)	8

Net cash outflow from management of liquid resources	(40)	(229)

Financing
Net proceeds from borrowings under new credit facilities	—	640
Net proceeds from maturity of forward contracts	—	76
Repayments of loans made to joint ventures (net)	7	9
Repayment of SMG equity swap	—	(33)
Repayment of other borrowings	(1)	(2)
Capital element of finance lease payments	(58)	(51)

Net cash (outflow)/inflow from financing	(52)	639

(Decrease)/increase in cash in the year (note 7)	(2)	139

Telewest Communications plc

UK GAAP

NOTES TO THE SUMMARISED AUDITED CONSOLIDATED ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER

1 Restatement

Subsequent to the issue of our consolidated financial statements for the year ended 31 December 2002, we have determined the need to adjust the classification of debt previously reflected as non-current in the consolidated balance sheet at 31 December 2002 and write off deferred issue costs as at 31 December 2002 relating to the restated debt. The adjustment of debt reclassifies £1,780 million from “Creditors: amounts falling due after more than one year” to “Creditors: amounts falling due within one year”. The write off of deferred issue costs increases Creditors: amounts falling due within one year, interest expense and net loss for the year ended 31 December 2002 by £11 million.

These adjustments have been made because the Company recently determined that the effect of non-payment of a hedge contract of £10.5 million in 2002 triggered a default on an additional £1,780 million of bond debt as at 31 December 2002.

We have also determined the need to accrue additional interest of £2 million relating to additional interest for bonds in default as at 31 December 2002. This adjustment increases net loss, interest expense and Creditors: amounts falling due within one year by £2 million as at and for the year ended 31 December 2002.

	Restatement impact on 31 December 2002
	As reported £m		As restated £m
Balance Sheet
Creditors: amounts falling due within one year	(4,410)		(6,203)
Net current liabilities	(3,770)		(5,563)
Total assets less current liabilities	141		(1,652)
Creditors: amounts falling due after more than one year	(1,932)		(152)
Net liabilities	(1,790)		(1,803)
Equity shareholders’ deficit	(1,790)		(1,803)
Profit and Loss Account
Interest payable and similar charges – after exceptional items	(603)		(616)
Loss for the financial year – after exceptional items	(2,218)		(2,231)
Basic and diluted loss per ordinary share (pence)	(77.2	)p	(77.7	)p

2 Segmental Analysis

	Cable 2003 £m	Content 2003 £m	Inter- divisional 2003 £m	Total 2003 £m	Cable 2002 £m	Content 2002 £m	Inter- Divisional 2002 £m	Total 2002 £m
Group Turnover	1,180	122	(10)	1,292	1,161	121	(15)	1,267
Operating expenses	(787)	(108)	10	(885)	(838)	(114)	15	(937)
Depreciation and amortisation	(461)	(33)	—	(494)	(548)	(61)	—	(609)
Exceptional items -
Impairment of tangible assets	—	—	—	—	(87)	—	—	(87)
Impairment of goodwill	—	—	—	—	(1,110)	(376)	—	(1,486)

Group operating loss	(68)	(19)	—	(87)	(1,422)	(430)	—	(1,852)

Note: Included in 2003 Cable segment operating expenses are £25m of exceptional SG&A expenses. Included in 2002 Cable segment turnover is a £16m exceptional debit to revenue. Included in 2002 Cable segment operating expenses are £22m of exceptional SG&A expenses.

Telewest Communications plc

UK GAAP

NOTES TO THE SUMMARISED AUDITED CONSOLIDATED ACCOUNTS (continued)

FOR THE YEAR ENDED 31 DECEMBER

	2003 £m	2002 £m
3 Total operating costs
Cost of sales:
Cable programming expenses	125	128
Cable telephony expenses	193	218
Content segment cost of sales	81	70

Prime cost of sales (cost of sales before depreciation)	399	416
Depreciation of tangible fixed assets (Includes exceptional write down £87m in 2002)	471	577

	870	993

Administration expenses
Selling, general and administrative expenses (Includes exceptional items £25m in 2003 and £22m in 2002)	486	521
Amortisation of goodwill and intangible assets (Includes exceptional impairment charge £1,486m in 2002)	23	1,605

	509	2,126

Total operating costs (Includes exceptional items £25m in 2003 and £1,595m in 2002)	1,379	3,119

4 Interest receivable and similar income
Interest receivable from associated undertakings and joint ventures	11	12
Bank interest receivable	13	7
Exchange gains on foreign currency translation	268	290

Total interest receivable and similar income	292	309

5 Interest payable and similar charges (2002 - restated)
Share of interest of associated undertakings and joint ventures	8	9
On bank loans	144	135
Finance costs of Notes and Debentures (Includes exceptional items £22m in 2003 and £13m in 2002) (2002 – restated from £325m)	334	338
Finance charges payable in respect of finance leases and hire purchase contracts	16	17
Exchange losses on foreign currency translation	—	74
Other (Includes exceptional items £31m in 2002)	1	43

Total interest payable and similar charges (Includes exceptional items £22m in 2003 and £44m in 2002) (2002 – restated from £603m)	503	616

6 Reconciliation of operating loss to net cash inflow from operating activities
Group operating loss	(87)	(1,852)
Depreciation of tangible fixed assets	471	490
Exceptional impairment of tangible fixed assets	—	87
Amortisation of goodwill and intangible assets	23	119
Exceptional impairment of goodwill	—	1,486
(Increase)/decrease in stocks and programming inventory	(3)	7
Decrease in debtors	40	24
Increase in creditors	3	30

Net cash inflow from operating activities	447	391

Telewest Communications plc

UK GAAP

NOTES TO THE SUMMARISED AUDITED CONSOLIDATED ACCOUNTS (continued)

FOR THE YEAR ENDED 31 DECEMBER

	2003 £m	2002 Restated £m
7 Net debt (2002 – restated)
Net debt, other than short-term creditors and accruals

Convertible Notes (2002 – restated from £890m)	627	907
Other Notes and Debentures (2002 – restated from £2,529m)	3,011	2,661
Bank facility	2,000	2,000
Other loans	7	9
Vendor financing and obligations under finance leases and hire purchase contracts	157	231

Total debt (2002 – restated from £5,659m)	5,802	5,808
Less cash at bank and in hand	(427)	(390)

Net debt (before restricted cash deposits) (2002 – restated from £5,269m)	5,375	5,418

Note: Net debt includes £352 million of unpaid accrued interest

Analysis of movements in cash and deposits

	31 Dec 2002 £m	Cash Flow £m	31 Dec 2003 £m
Decrease in cash at bank and in hand	153	(2)	151
Increase in short term deposits	237	39	276

	390	37	427

Increase in cash deposits restricted for more than one year	12	1	13

8 Exceptional items (2002 – restated)

During the years ended 31 December 2003 and 2002, the Group incurred the following exceptional items:

	2003 £m	2002 £m
Cable Guide VAT – reduction in turnover	—	16
Costs relating to the Financial Restructuring	25	22
Impairment of goodwill	—	1,486
Impairment of tangible fixed assets	—	87
Amounts written off fixed asset investments	—	70
Cable Guide VAT – interest charge	—	2
Extinguishment of debt	—	29
Deferred issue costs written off (2002 – restated from £nil)	—	11
Penalty interest on Notes and Debentures in default (2002 – restated from £nil)	22	2

Total exceptional charges (2002 – restated from £1,712m)	47	1,725

Telewest Communications plc

UK GAAP

NOTES TO THE SUMMARISED AUDITED CONSOLIDATED ACCOUNTS (continued)

FOR THE YEAR ENDED 31 DECEMBER

9 Capital Expenditure

The following information is unaudited and included for information purposes.

In order to provide comparable data to the US and UK cable industry, and in accordance with NCTA (National Cable & Telecommunications Association) reporting guidelines, Telewest has allocated capital expenditure (which represents fixed asset additions on an accruals basis) to the standard reporting categories as per below. Telewest is not a member of the NCTA and is providing this information solely for comparative purposes.

	For the quarters ended
	31 Dec 2003 £m	30 Sep 2003 £m	30 Jun 2003 £m	31 Mar 2003 £m
NCTA Capital Expenditure
CPE	25	23	20	25
Scaleable Infrastructure	11	12	5	13
Commercial	15	9	7	16
Line Extensions	—	1	1	1
Upgrade/Rebuild	—	—	—	3
Support Capital	12	10	5	7

Total NCTA Capital Expenditure	63	55	38	65
Non NCTA Capital Expenditure
Content segment	1	—	1	—

Total Capital Expenditure	64	55	39	65

NCTA Capital Expenditure definitions

CPE – Costs incurred at the customer house to secure new customers, revenue units and additional bandwidth revenues. Includes connections to previously unserved houses in accordance with SFAS 51 and customer premise equipment.

Scaleable Infrastructure – Costs, not CPE or network related, to secure growth of new customers, revenue units and additional bandwidth revenues or provide service enhancements.

Commercial – Costs to provide high speed data and telephony services to businesses and institutions. Includes network and infrastructure expenditures.

Line extensions – Network costs associated with entering new service areas including costs of fibre, coaxial cable, amplifiers, electronic equipment, make-ready and design/engineering.

Upgrade/Rebuild – Costs to modify or replace existing coax and fibre networks. Includes materials, contract labour, in-house labour, make-ready, design engineering and other miscellaneous costs associated with all aspects of the construction of the plant miles along an existing route. Benefits include added bandwidth and/or reliability/extended life to the existing plant.

Support Capital – Costs associated with the replacement or enhancement of non-network assets due to obsolescence and wear-out. Replacement of network assets unrelated to line extensions, rebuild/upgrade or customer growth.

Telewest Communications plc

Operating Data – Unaudited

The following table sets out certain operating data for the twelve months ended December 31, 2002 and 2003. The information represents combined operating statistics for all of our franchises.

	Year ended December 31,
	2003	2002
CABLE SEGMENT
Consumer Sales Division
Homes passed	4,899,852	4,895,956
Homes passed and marketed	4,674,764	4,699,694
Cable television and residential telephony-only subscribers	876,142	984,765
Dual or triple-service subscribers (1)	1,264,756	1,228,586
Cable television only subscribers	92,565	116,508
Residential telephony only subscribers	347,122	395,133
Internet only subscribers	25,995	18,398
Total residential subscribers	1,730,438	1,758,625
Customer additions	217,361	315,654
Customer disconnects	(245,548)	(322,648)
Net customer movement	(28,187)	(6,994)
RGUs (18)	3,286,706	3,170,354
Net RGU additions	116,352	127,639
RGUs per customer	1.90	1.80
Household penetration	37.0%	37.4%
Average household churn (2)	14.2%	18.2%
Percentage of triple-service subscribers (1)	16.8%	10.4%
Percentage of dual or triple-service subscribers (1)	73.1%	69.9%
Average monthly revenue per subscriber (3)	£43.42	£41.80

Cable Television
Cable television subscribers – analogue	284,191	436,339
Cable television subscribers – digital	987,873	857,472
Total cable television subscribers	1,272,064	1,293,811
Penetration (4)	27.2%	27.5%
Average subscriber churn rate (5)	17.6%	21.5%
Average monthly revenue per subscriber (6)	£20.87	£20.82

Residential Telephony
3-2-1 subscribers	1,144,474	1,253,662
Talk subscribers (7)	455,559	360,662
Total residential telephony subscribers	1,600,033	1,614,324
Residential telephony penetration (8)	34.3%	34.4%
Residential telephone lines	1,675,854	1,717,191
Second lines penetration	4.7%	6.4%
Average subscriber churn rate (9)	13.7%	17.3%
Average monthly revenue per line (10)	£23.02	£23.16
Average monthly revenue per subscriber (11)	£24.29	£24.92

Internet Subscribers
Blueyonder broadband	414,609	262,219
Blueyonder SurfUnlimited	184,009	193,201
Blueyonder pay-as-you-go	49,368	85,025
Total internet subscribers	647,986	540,445

Blueyonder Broadband
Average subscriber churn rate (12)	13.3%	12.4%
Average monthly revenue per subscriber (13)	£22.72	£25.12

Business Sales Division
Business customer accounts	69,269	73,746
Average annualized revenue per customer account (14)	£3,227	£3,114

CONTENT SEGMENT
Pay multi-channel subscribers (15)	10,360,056	9,764,233
Flextech share of basic viewing (16)	19.3%	20.4%
Share of total television advertising revenues (17)	3.9%	3.4%

Telewest Communications plc

Operating Data – Unaudited (continued)

Notes

(1)	Dual-service subscribers are those subscribers who take two of our cable television, residential telephony and broadband internet services; triple-service subscribers are those subscribers who take all three of these services; and dual or triple-service subscribers are those subscribers who take two or all three of these services.
(2)	Average household churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential subscribers who disconnected or who were disconnected during that period, divided by (ii) the average number of residential subscribers in that period.
(3)	Average monthly revenue per subscriber (often referred to as “ARPU” or “Average Revenue per User”) represents (i) the average monthly revenue of of residential subscribers for such period, divided by (ii) the average number of residential subscribers in such period.
(4)	Cable television penetration at a specified date represents (i) the total number of cable television subscribers at that date, divided by (ii) the total number of homes passed and marketed for cable television at that date.
(5)	Average cable television subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during that period, divided by (ii) the average number of cable television subscribers in that period.
(6)	Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for that period, divided by (ii) the average number of cable television subscribers in that period.
(7)	Includes subscribers to our Talk Unlimited, Talk International and Talk Evenings and Weekends flat rate telephony services.
(8)	Residential telephony penetration at a specified date represents (i) the total number of residential cable telephony subscribers at that date divided by (ii) the total number of homes passed and marketed for residential cable telephony at that date.
(9)	Average residential telephony subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during that period, divided by (ii) the average number of residential cable telephony subscribers in that period.
(10)	Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony lines in that period.
(11)	Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony subscribers in that period.
(12)	Average blueyonder broadband internet subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of blueyonder broadband internet subscribers who terminated their services or whose services were terminated during that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.
(13)	Average monthly revenue per blueyonder broadband internet subscriber for each period represents (i) the average monthly blueyonder broadband internet revenue for that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.
(14)	Average annualized revenue per customer account represents (i) the average monthly business services revenue for the 12 months to the end of that period, divided by (ii) the average number of business services customers in that period, and (iii) multiplied by 12 months.
(15)	Pay multi-channel subscribers represents the number of pay multi-channel subscribers as at the end of the last month of a 12 month period.
(16)	Basic viewing over 24 hours in pay-TV homes.
(17)	Includes Flextech’s wholly owned channels and UKTV’s advertising revenues.
(18)	Revenue Generating Units or RGUs represent total television, telephony and broadband subscribers. This definition is in accordance with the National Cable & Telecommunications Association (NCTA) reporting guidelines. Dial-up internet subscribers, second telephone lines and additional TV outlets are not included although they are revenue generating for Telewest.

Telewest Communications plc

UK GAAP

SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED PROFIT AND LOSS ACCOUNTS

FOR THE QUARTERS ENDED

	31 Dec 2003 £m	30 Sep 2003 Restated £m	30 Jun 2003 Restated £m	31 Mar 2003 Restated £m	31 Dec 2002 Restated £m
Turnover
Consumer Sales Division:
Cable television	80	79	79	79	81
Telephony	116	117	120	117	122
Internet and other (31 Dec 2002 after exceptional item of £16m)	34	31	29	26	7

	230	227	228	222	210
Business Sales Division	67	69	68	69	68

Total Cable Segment	297	296	296	291	278

Content Segment
Programming, transactional and interactive revenues	32	27	26	27	27
Share of joint ventures’ turnover (UKTV)	19	16	17	17	16

Total Content Segment	51	43	43	44	43

Total Turnover (see 1 below)	348	339	339	335	321
Less: share of joint ventures’ turnover (UKTV)	(19)	(16)	(17)	(17)	(16)

Group Turnover	329	323	322	318	305
Total Operating Costs (after exceptional items)	(346)	(344)	(346)	(343)	(1,970)

Group operating loss (after exceptional items)	(17)	(21)	(24)	(25)	(1,665)
Share of operating profits/(losses) of joint ventures and associates	2	4	4	4	5

Total operating loss (after exceptional items)	(15)	(17)	(20)	(21)	(1,660)

Profit/(loss) for the financial period (after exceptional items)	62	(123)	(24)	(187)	(1,834)

Basic and diluted profit/(loss) per ordinary share (pence)	2.1	(4.3)	(0.8)	(6.5)	(63.7)

1 –	Total turnover in 31 Dec 2002 is stated after an exceptional item of £16m.
2 –	Exceptional items: in 31 Dec 2003 £9m, 30 Sep 2003 £9m, 30 Jun 2003 £4m, and 31 Mar 2003 £3m charged to operating costs and also £8m, £6m, £5m and £3m, respectively, charged to interest payable and in 31 Dec 2002 £1,611m.
3 –	As a consequence of restating the write off of deferred issue costs in 2002, the quarters ended 31 Mar, 30 Jun and 30 Sep 2003 have been restated by £3m, £2m and £2m, respectively, in relation to amortisation of issue costs previously charged in those periods. Also, as a consequence of the restatement of bond debt in default, we have determined the need to accrue additional interest of £14 million relating to penalty interest for the bonds in default for the nine-months ended 30 Sep 2003. The interest charges for the quarters ended 31 Mar, 30 Jun and 30 Sep 2003 have accordingly been increased by £3m, £5m and £6m, respectively. These net adjustments restate Finance costs of Notes and Debentures and the Loss for the financial periods ended 31 Mar, 30 Jun and 30 Sep 2003 by £nil, £3m and £4m, respectively and Basic and diluted loss per ordinary share by nil, 0.1p and 0.1p, respectively.
4 –	As a consequence of restating 2002 results by £11m bond issue costs written off and penalty interest on bonds in default £2m, Loss for the financial period, Interest payable and similar charges and Basic and diluted loss per ordinary share for the quarter ended 31 Dec 2002 have been restated by £13m, £13m and 0.4p, respectively.

Telewest Communications plc

UK GAAP

SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED ACCOUNTS

FOR THE QUARTERS ENDED

	31 Dec 2003 £m	30 Sep 2003 £m	30 Jun 2003 £m	31 Mar 2003 £m	31 Dec 2002 £m
Total operating costs
Cost of sales:
Cable programming expenses	32	31	30	32	32
Cable telephony expenses	46	47	49	51	53
Content Segment cost of sales	27	19	18	17	22

Prime cost of sales (cost of sales before depreciation)	105	97	97	100	107
Depreciation of tangible fixed assets	116	117	122	116	123
Exceptional write down of tangible fixed assets	—	—	—	—	87

	221	214	219	216	317

Administration expenses:
Selling, general and administrative expenses	110	116	117	118	116
Exceptional selling, general and administrative expenses	9	9	4	3	22
Amortisation of goodwill and intangible assets	6	5	6	6	29
Exceptional impairment of goodwill	—	—	—	—	1,486

	125	130	127	127	1,653

Total operating costs	346	344	346	343	1,970

Interest receivable and similar income
Interest receivable	7	5	6	6	6
Exchange gains on foreign currency translation	184	15	117	—	46

Total interest receivable and similar income	191	20	123	6	52

		Restated	Restated	Restated	Restated
Interest payable and similar charges
Share of interest of associated undertakings and joint ventures	2	2	3	1	2
On bank loans	37	36	35	36	38
Finance costs of Notes and Debentures	76	79	79	78	83
Finance charges payable in respect of finance leases and hire purchase contracts	4	4	4	4	4
Exchange losses on foreign currency translation	—	—	—	48	(13)
Other	—	1	(1)	1	1

Total interest payable before exceptional items	119	122	120	168	115
Exceptional items	8	6	5	3	33

Total interest payable and similar charges	127	128	125	171	148

		Restated	Restated	Restated	Restated
Net debt
Net debt, other than short-term creditors and accruals
Convertible Notes	627	641	633	925	907
Other Notes and Debentures	3,011	3,096	3,033	2,776	2,661
Bank facility	2,000	2,000	2,000	2,000	2,000
Other loans	7	7	8	8	9
Vendor financing and obligations under finance leases and hire purchase contracts	157	194	203	207	231

Total debt	5,802	5,938	5,877	5,916	5,808
Less cash at bank and in hand	(427)	(394)	(405)	(390)	(390)

Net debt (before restricted cash deposits)	5,375	5,544	5,472	5,526	5,418

Telewest Communications plc

Quarterly Operating Data – Unaudited

FOR THE QUARTERS ENDED

The following table sets out certain operating data for the three-month periods shown. The information represents combined operating statistics for all of our franchises. Churn and average monthly revenues are calculated for the quarter.

CABLE SEGMENT	31 Dec 2003	30 Sep 2003	30 Jun 2003	31 Mar 2003	31 Dec 2002
Consumer Sales Division
Homes passed	4,899,852	4,891,492	4,894,069	4,893,525	4,895,956
Homes passed and marketed	4,674,764	4,679,688	4,686,974	4,690,343	4,699,694
Cable television and residential telephony-only subscribers	876,142	895,740	913,137	945,486	984,765
Dual or triple-service subscribers	1,264,756	1,239,659	1,220,545	1,223,700	1,228,586
Cable television only subscribers	92,565	95,429	99,226	111,078	116,508
Residential telephony only subscribers	347,122	362,971	378,169	387,937	395,133
Internet only subscribers	25,995	23,491	21,928	21,007	18,398
Total residential subscribers	1,730,438	1,721,550	1,719,868	1,743,722	1,758,625
Customer additions	64,278	62,553	43,684	46,846	69,298
Customer disconnects	(55,390)	(60,871)	(67,538)	(61,749)	(68,907)
Net customer movement	8,888	1,682	(23,854)	(14,903)	391
RGUs	3,286,706	3,217,600	3,168,205	3,174,372	3,170,354
Net RGU movement	69,106	49,395	(6,167)	4,018	34,156
RGUs per customer	1.90	1.87	1.84	1.82	1.80
Household penetration	37.0%	36.8%	36.7%	37.2%	37.4%
Average household churn (1)	12.8%	14.2%	15.6%	14.1%	15.7%
Percentage of triple-service subscribers	16.8%	14.9%	13.2%	11.9%	10.4%
Percentage of dual or triple-service subscribers	73.1%	72.0%	71.0%	70.2%	69.9%
Average monthly revenue per customer (2)	£44.42	£43.93	£43.61	£41.83	£41.96

Cable Television
Cable television subscribers – analogue	284,191	312,954	339,320	386,239	436,339
Cable television subscribers – digital	987,873	945,595	911,191	887,306	857,472
Total cable television subscribers	1,272,064	1,258,549	1,250,511	1,273,545	1,293,811
Television subscriber net additions/(disconnects)	13,515	8,038	(23,034)	(20,266)	(11,024)
Penetration	27.2%	26.9%	26.7%	27.2%	27.5%
Average subscriber churn rate (1)	15.2%	16.9%	19.8%	18.6%	19.6%
Average monthly revenue per subscriber (2)	£21.16	£20.93	£20.97	£20.50	£20.61

Residential Telephony
3-2-1 subscribers	1,144,474	1,164,549	1,190,873	1,219,986	1,253,662
Talk subscribers	455,559	427,092	397,485	381,620	360,662
Total residential telephony subscribers	1,600,033	1,591,641	1,588,358	1,601,606	1,614,324
Telephony subscriber net additions/(disconnects)	8,392	3,283	(13,248)	(12,718)	(866)
Residential telephony penetration	34.3%	34.0%	33.9%	34.2%	34.4%
Residential telephone lines	1,675,854	1,673,065	1,675,808	1,696,483	1,717,191
Second lines penetration	4.7%	5.1%	5.5%	5.9%	6.4%
Average subscriber churn rate (1)	12.8%	14.2%	13.8%	14.1%	15.8%
Average monthly revenue per line	£23.00	£23.29	£23.35	£22.49	£23.18
Average monthly revenue per subscriber (2)	£24.13	£24.53	£24.68	£23.88	£24.71

Internet Subscribers
Blueyonder broadband	414,609	367,410	329,336	299,221	262,219
Blueyonder SurfUnlimited	184,009	190,571	193,406	199,774	193,201
Blueyonder pay-as-you-go	49,368	52,353	64,958	72,481	85,025
Total internet subscribers	647,986	610,334	587,700	571,476	540,445

Blueyonder Broadband
Average subscriber churn rate (1)	13.1%	14.7%	13.2%	12.1%	12.6%
Average monthly revenue per subscriber (2)	£22.97	£22.52	£22.95	£22.50	£23.71
Broadband net additions	47,199	38,074	30,115	37,002	46,046

Business Sales Division
Business customer accounts	69,269	69,921	70,782	72,662	73,746
Average annualized revenue per customer account	£3,227	£3,182	£3,144	£3,134	£3,114

Telewest Communications plc

Quarterly Operating Data – Unaudited (continued)

FOR THE QUARTERS ENDED

CONTENT SEGMENT	31 Dec 2003	30 Sep 2003	30 Jun 2003	31 Mar 2003	31 Dec 2002
Pay multichannel subscribers	10,360,056	10,146,940	9,975,732	9,916,011	9,764,233
Flextech share of basic viewing	20.2%	19.6%	18.6%	18.8%	19.9%
Share of total television advertising revenues	3.9%	4.0%	4.0%	3.9%	3.1%

(1)	Churn (annualised) represents four times the total number of customers who disconnected or were disconnected during the quarter divided by the average number of customers in the quarter. Customers who move premises within Telewest’s addressable areas and retain Telewest’s services are excluded from this churn calculation. The same methodology is used for television, telephony and broadband churn.
(2)	Average monthly revenue per customer (often referred to as “ARPU” or “Average Revenue per User”) represents (i) the total quarterly revenue of residential customers including installation revenues divided by the (ii) the average number of residential customers in the quarter. The same methodology is used for television, telephony and broadband ARPU

Telewest Communications plc

US GAAP

UNAUDITED CONSOLIDATED FINANCIAL DATA

	3 months ended December 31,			Year ended December 31,
Statement of Operations Data:	2002 £m Restated	2003 £m	2003 $m (Note I)	2002 £m Restated	2003 £m	2003 $m (Note I)
Revenue
Consumer Sales Division:
Cable television	82	80	143	336	317	565
Consumer telephony	122	116	207	495	470	839
Internet and other (2)	6	34	61	63	120	214

	210	230	411	894	907	1,618
Business Sales Division	70	68	121	283	278	496

Total Cable Segment	280	298	532	1,177	1,185	2,114
Content Segment	27	33	59	106	113	202

Total Revenue	307	331	591	1,283	1,298	2,316

Operating costs and expenses
Cable programming expenses	(32)	(32)	(57)	(128)	(125)	(223)
Cable telephony expenses	(53)	(46)	(82)	(218)	(193)	(344)
Content segment expenses	(22)	(27)	(48)	(70)	(81)	(145)
Depreciation	(123)	(95)	(170)	(495)	(389)	(694)
Impairment of fixed assets (3)	(841)	—	—	(841)	—	—

Cost of sales	(1,071)	(200)	(357)	(1,752)	(788)	(1,406)
Selling, general and administrative expenses	(140)	(121)	(216)	(526)	(490)	(874)
Impairment of goodwill (3)	(1,445)	—	—	(1,445)	—	—

Total operating costs and expenses	(2,656)	(321)	(573)	(3,723)	(1,278)	(2,280)

Operating (loss)/profit	(2,349)	10	18	(2,440)	20	36
Other income/(expense)
Interest income	6	7	12	19	24	43
Interest expense, including amortization of debt discount	(131)	(122)	(217)	(528)	(488)	(871)
Foreign exchange gains, net	60	184	328	213	268	478
Share of net (losses)/profits of affiliates (and impairment in 2002) (3)	(113)	(3)	(5)	(118)	1	2
Minority interests in losses of consolidated subsidiaries, net	1	—	—	1	—	—
Other, net	32	8	14	36	8	14
Tax benefit/(charge)	23	(20)	(36)	28	(16)	(29)

Net (loss)/profit	(2,471)	64	114	(2,789)	(183)	(327)

Basic and diluted (loss)/profit per ordinary share	£(0.86)	£0.02	£0.04	£(0.97)	£(0.06)	$(0.11)

Weighted average number of ordinary shares outstanding (millions)	2,873	2,874	2,874	2,873	2,874	2,874

Other Financial Data:
Cash provided by operating activities				103	308	549
Cash used in investing activities				(365)	(212)	(378)
Cash provided by/(used) in financing activities				638	(59)	(105)
Capital expenditure (4)				447	228	406
Balance Sheet Data (at period end):
Property and equipment, net				2,598	2,421	4,320
Total assets				4,095	3,889	6,939
Investments				376	362	646
Total debt and capital leases				5,654	5,433	9,694
Shareholders’ deficit				(2,386)	(2,558)	(4,564)

Telewest Communications plc

US GAAP

UNAUDITED CONSOLIDATED FINANCIAL DATA

Notes

(1)	The economic environment in which the Company operates is the United Kingdom and therefore its reporting currency is pounds sterling (“£”). Some of the financial information as of and for the years ended December 31, 2002 and 2003 has been translated into US dollars (“$”). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.7842 = £1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.
(2)	Other consists primarily of the sale of cable publications in 2002 until this sales activity ceased in November 2002.
(3)	In 2002, the Company recorded a fixed asset impairment charge of £841 million, a goodwill impairment charge of £1,445 million and wrote down the value of its investments in affiliates by £130 million.
(4)	Represents cash paid for property and equipment, net of cash received upon dispositions of property and equipment, of £1 million and £0, respectively for the years presented.

Telewest Communications plc

Group operating loss before exceptional items under UK GAAP

Group operating loss before exceptional items, is a measure of our operating performance before the impact of non-recurring items classified as “exceptional items” for purposes of UK GAAP. UK GAAP requires that we separately present exceptional items and permits the presentation in our audited consolidated profit and loss accounts of our results before the impact of exceptional items. For purposes of the years covered by this earnings release, these items consisted of charges against goodwill, fixed assets and turnover taken in 2002 to reflect the impairment in value of goodwill arising on the core cable segment and content segment businesses and the carrying value of our network assets and an adverse VAT judgment. These items also included legal and professional fees in 2003 and 2002 related to our Financial Restructuring. No impairment charges against goodwill or tangible assets were taken in 2003. We anticipate that the legal and professional costs associated with our Financial Restructuring will cease on completion of that restructuring in 2004.

We believe that the use of financial measures before exceptional items is helpful to our management and investors in evaluating and comparing our performance quarter to quarter and year to year, since the inclusion of exceptional items having a disproportionate impact on one period as compared to another, tends to overstate or understate the underlying trends in our operating results.

The following table shows our Group operating loss before exceptional items reconciled to our UK GAAP Group operating loss (in £ millions):

	Year Ended 31 December
	2003	2002
Group operating loss	(87)	(1,852)
Exceptional selling, general and administrative expenses	25	22
Exceptional goodwill impairment charge	—	1,486
Exceptional write-down of tangible fixed assets	—	87
Exceptional provision against turnover for VAT judgment	—	16

Operating loss before exceptional items	(62)	(241)